CAN B CORP.

960 sOUTH bROADWAY, suite 120

hICKSVILLE, new yORK 11801

June 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Can B Corp.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-260882)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Can B Corp., a Florida corporation (the “Registrant”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-260882), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 8, 2021 and amended on February 11, 2022, February 14, 2022, May 25, 2022 and June 30, 2022 and has not become effective.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the offering of securities pursuant to the Registration Statement. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Securities and Exchange Commission

June 7, 2023

If you have any questions regarding this application, please contact Philip D. Forlenza, of the law firm of Giordano, Halleran & Ciesla, P.C., at (732) 741-3900.

Very truly yours,

CAN B CORP.

By:	/s/ Marco Alfonsi
Marco Alfonsi
Chief Executive Officer